We need your vote!

You can make a difference!

What to do now:

1. Read the enclosed Proxy Statement.

2. Review the voting instructions provided.

3. VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

Answers to questions about proposed changes to the Strategic Partners Concentrated Growth Fund

The Board of Directors of the Strategic Partners Concentrated Growth Fund has unanimously recommended that it be merged into the Jennison Select Growth Fund to create what is expected to be a larger, more efficient fund. This packet provides additional information about the proposed merger.

The recommended changes require shareholder approval. Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

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What’s Inside

Answers to your questions about the merger proposal	1–4

Mutual Funds from Prudential Financial

Here are answers to some questions you may have that should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Strategic Partners Concentrated Growth Fund are being asked to approve a proposal for the acquisition of all of its assets by the Jennison Select Growth Fund.

Why is the Board proposing the merger?

After a thorough review, we have reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders. Thus we will be combining Strategic Partners mutual funds into the much larger JennisonDryden mutual fund family.

How do I benefit from this change?

Merging your Fund into the Jennison Select Growth Fund is expected to result in a larger fund that will continue to provide exposure to equity and equity-related securities. The accompanying combined proxy statement and prospectus includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives and investment policies of the Funds are similar. The investment objective of the Strategic Partners Concentrated Growth Fund is “to seek growth of capital,” while the primary investment objective of the Jennison Select Growth Fund is “long-term growth of capital.”

Who are the Funds’ investment advisors?

The investment advisors for the Funds are:

Fund	Investment Advisor
Strategic Partners Concentrated Growth Fund	Goldman Sachs Asset Management, L.P.
Jennison Select Growth Fund	Jennison Associates LLC

If the proposal is approved, we expect that Jennison Associates LLC will continue to be investment advisor for the Jennison Select Growth Fund and that Spiros Segalas and Kathleen A. McCarragher will continue as its portfolio managers.

How do the expenses of the Funds compare?

The Jennison Select Growth Fund had a lower gross annual operating expense ratio than the Strategic Partners Concentrated Growth Fund, although its net annual operating expense ratio was higher. However, after the merger is completed, the Fund will implement a fee waiver/expense reimbursement that will reduce its net ratio to 1.50%.

• Jennison Select Growth Fund (Class A):	1.75% (as of April 30, 2006) and 1.50% (pro forma after the merger)
• Strategic Partners Concentrated Growth Fund (Class A):	1.50% (as of April 30, 2006)

Shareholders of the Strategic Partners Concentrated Growth Fund are expected to see no change to its net annual operating expenses and will realize an immediate reduction in its gross annual operating expense ratio as a result of the merger.

Is the merger a taxable event for federal income tax purposes?

We do not expect the transaction to result in a taxable gain or loss for U.S. federal income tax purposes. See the combined proxy statement and prospectus for more information.

How large do you expect the Jennison Select Growth Fund to be after the merger?

The approximate net assets (on a pro forma basis) for the combined Jennison Select Growth Fund would have been approximately $380 million on February 28, 2006, if the Funds had been merged on that date. Combining the Funds’ assets may help the portfolio managers manage the asset base more efficiently.

How will you determine the number of shares of the Jennison Select Growth Fund that I receive?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, you will receive a dollar value of whole and fractional shares of the equivalent class of the Jennison Select Growth Fund equal to the value of your shares in the Strategic Partners Concentrated Growth Fund. The transaction is expected to occur after shareholder approval and the satisfaction of certain closing conditions (probably in the first quarter of 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting dates?

If we do not receive enough votes to hold a meeting for your Fund, we or D.F. King & Co., Inc., the proxy solicitation firm for the merger, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker handle this?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote Fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote.

However, the Strategic Partners Concentrated Growth Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If enough votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only take such action if it believes that the action will result in enough shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is September 15, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or by completing and mailing us the enclosed proxy card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Who can answer any other questions I may have about the voting process?

Please call the firm we have retained to manage the solicitation process, D.F. King, toll free at (800) 735-3428 if you have any further questions about the voting process.

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Mutual funds are distributed by Prudential Investment Management
Services LLC, a Prudential Financial company and member SIPC.
NS02143	Mutual Funds from Prudential Financial